90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

September 27, 2022

VIA: ELECTRONIC MAIL

Dillon Hagius & Joe McCann

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Larkspur Health Acquisition Corp. Registration Statement on Form S-4 Filed August 12, 2022 File No. 333-266838

Dear Mr. Hagius & Mr. McCann:

On behalf of Larkspur Health Acquisition Corp., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated September 12, 2022, relating to the Company’s Registration Statement on Form S-4 submitted on August 12, 2022.

Summary of the Proxy Statement/Prospectus

ZyVersa Therapeutics, Inc.

Comment 1:

Please revise the first sentence of the section to clarify the development status of ZyVersa’s business. In this regard, we note that you identify ZyVersa as “clinical stage”; however, the disclosures elsewhere in the proxy/prospectus indicate that the company has not conducted any clinical trials to date. Also revise to highlight ZyVersa’s history of net losses and the going concern opinion issued by its auditors.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on pages 19 and 98 to clarify that ZyVersa has received IND authorization from the FDA to conduct a Phase 2a clinical study for VAR 200 (2-hydroxypropyl-beta-cyclodextrin, 2HPβCD) in patients with FSGS, approving its use in human clinical trials. A Phase 1 trial was not required by FDA based on 2HPβCD’s established historical safety profile, which includes decades of human use as an excipient in marketed IV drugs, 2HPβCD investigational drug use in patients with Niemann Pick disease, extensive 2HPβCD pre-clinical data (including toxicology data in mice, rats, dogs, rabbits, cats, and monkeys), and 2HPβCD safety data from peer-reviewed scientific publications. This differentiates VAR 200 from a pre-clinical drug candidate which is still undergoing in vitro (laboratory) and in vivo (animal) studies to gather safety and other evidence to justify clinical trials in humans. Therefore, the Company respectfully advises the Staff that it believes the use of “clinical stage” to describe ZyVersa’s development status is accurate and not misleading. In addition, the Company has added the requested disclosure regarding ZyVersa’s net losses and going concern opinion on page 19.

September 27, 2022

Comment 2:

Please revise the summary here and on page 98 to clarify VAR 200’s current stage of clinical development and specify which license agreements are related to VAR 200 and IC 100.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on pages 19 and 98 to clarify that VAR 200 has IND authorization from the FDA to conduct a Phase 2a study in patients with FSGS, but that study has not commenced. The Company has also clarified which of ZyVersa’s license agreements are related to each of its product candidates.

Opinion of Financial Advisor to Larkspur

Comment 3:

Please revise to explain why the Larkspur Board obtained a fairness opinion and clarify the financial point of view used by the fairness advisor. In this regard, also tell us whether, and if so, how the fairness advisor considered fairness from the financial point of view of unaffiliated shareholders.

Response:

It is respectfully submitted that the Form S-4 discloses that Cassel Salpeter’s opinion only addressed whether, as of the date of the opinion, the Acquisition Merger Shares to be issued in the Business Combination in the aggregate pursuant to the Business Combination Agreement was fair, from a financial point of view, to Larkspur. The requested disclosure has been added on page 116.

September 27, 2022

Interests of Larkspur’s Directors and Officers in the Business Combination

Comment 4:

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In this regard, please ensure that the discussion includes:

●	all of the interests listed on pages 82, 144, and 145;
●	which directors and officers of Larkspur may be deemed to have or share beneficial ownership of the founder shares;
●	the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;
●	that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company;
●	how the board considered these conflicts in negotiating and recommending the business combination.

Response:

In response to the Staff’s comment, the Company has revised the conflicts of interest discussion on pages 23 to 25 to highlight all material interests in the transaction held by the sponsor and the Company’s officers and directors, and to discuss how the board considered these conflicts in negotiating and recommending the business combination.

Comment 5:

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 25.

Comment 6:

Your charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is not aware of any officer or director that was required to forego presenting any opportunity to acquire a target to the Company as a result of any pre-existing fiduciary or contractual obligation and, to the Company’s knowledge, the waiver of the corporate opportunities doctrine did not impact the Company’s search for an acquisition target.

September 27, 2022

Expected Accounting Treatment

Comment 7:

We note that the merger will be accounted for as a reverse recapitalization with ZyVersa being the accounting acquirer. This determination is primarily based on ZyVersa stockholders comprising a relative majority of the voting power of the Combined Entity, having the ability to nominate a majority of the members of the Board of the Combined Entity, and the Combined Entity’s senior management will comprise of the senior management of ZyVersa. Your disclosures on page 170 indicate that in a no redemption situation, ZyVersa stockholders will only own 46.7% of the shares outstanding. Please address your consideration of this factor in determining that ZyVersa stockholders will comprise a relative majority of the voting power. Please also further help us understand your consideration of the guidance in ASC 805-10-55-10 through 55-15 as far as determining the accounting acquirer by telling us the total number of expected Board members and the number that can be elected or appointed by the ZyVersa shareholders. Please also tell us how many senior management positions will be comprised of the senior management of ZyVersa.

Response:

After the closing of the Transactions and assuming no redemptions by Larkspur’s public stockholders, existing ZyVersa shareholders will retain 100% of their equity ownership and will own approximately 44.60% of the pro forma combined company. Assuming 100% redemptions, ZyVersa shareholders will own approximately 73.5% of the pro forma combined company.

Post close, there will be seven directors – 6 named by ZyVersa and 1 named by Larkspur. Currently, the following have been named Directors:

Stephen Glover, Chairman (ZyVersa designee)

Robert Finizio, Director (ZyVersa designee)

Min-Chul Park, Director (ZyVersa designee)

Daniel O’Connor, Director (Larkspur designee)

3 additional Directors to be named by ZyVersa

Post close, the management of ZyVersa will be the management of the combined company, consisting of:

Stephen Glover, Chief Executive Officer and Chairman

Nicholas LaBella Jr, Chief Scientific Officer

Karen Cashmere, Chief Commercial Officer

Peter Wolfe, Chief Financial Officer

Post close, it is expected that the combined company will use the ZyVersa name.

Post close, it is expected the combined company will continue the operations of legacy ZyVersa.

Guidance:

Accounting Standards Codification Topic 810 – Consolidation

The first step is to determine if the VIE model is applicable. The following flowchart walks through this analysis.

September 27, 2022

●	Is the entity a legal entity?

Yes, ZyVersa is a corporation that holds assets and conducts business activities.

●	Does a scope exception apply?

No. The transaction and entities do not meet any of the scope exceptions.

●	Does the VIE scope exception apply?

Yes. 810-15-17-d is applicable as ZyVersa is a business and does not meet the exceptions in 1-4.

September 27, 2022

As such the VIE model is not appropriate and the voting model should be used to assess consolidation.

15-8 “For legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing towards consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other shareholders, or by court decree.

September 27, 2022

Analysis Under Minimum Redemption:

Factors to consider include:

a.	Relative voting rights in the combined entity after the business combination:

ZyVersa will retain approximately 44% assuming no redemptions,. In addition, see the attached capital table exhibit A, post transaction.

b.	The existence of a large minority voting interest:

Larkspur Sponsor will retain approximately 11% assuming no redemptions. INCON Co, Ltd, a current investor of ZyVersa will retain approximately 8% of the then combined entity. Stephen Glover will retain approximately a 5% ownership in the combined entity.

This factor does not heavily point toward either Larkspur or ZyVersa as the controlling minority entity.

September 27, 2022

c.	The composition of the governing body of the combined entity:

Post close there will be seven directors – 6 named by ZyVersa and 1 named by Larkspur. Currently, the following have been named Directors:

Stephen Glover, Chairman (ZyVersa designee)

Robert Finizio, Director (ZyVersa designee)

Min-Chul Park, Director (ZyVersa designee)

Daniel O’Connor, Director (Larkspur designee)

3 additional Directors to be named by ZyVersa

As such, this factor points to ZyVersa as the acquirer.

d.	The composition of senior management:

Post close the management of ZyVersa will be the management of the combined company, consisting of:

Stephen Glover, Chief Executive Officer and Chairman

Nicholas LaBella Jr, Chief Scientific Officer

Karen Cashmere, Chief Commercial Officer

Peter Wolfe, Chief Financial Officer

As such, this factor points to ZyVersa as the acquirer.

e.	The terms of the exchange of equity interests:

No premium paid or assumed. Larskpur obtained an independent third party fairness opinion which justified the $85 million purchase price.

Management has concluded under the minimum redemption scenario that it is expected that ZyVersa will be accounted for as the accounting acquiror under a reverse recapitalization accounting model, even though under this unlikely limited redemption scenario, the Zyversa ownership will be marginally less than 50%, based on:

●	Zyversa naming a majority of Board;

●	Senior management team will carry over from ZyVersa;

●	Continuing business and operation will be that of ZyVersa; and

●	ZyVersa name will be the name of the new entity.

September 27, 2022

Risk Factors

Our business is dependent on the successful development, regulatory approval, and commercialization of our product candidates …

Comment 8:

We note your disclosure on page 43 that an initial request for an Orphan Drug Designation for FGFS “was unable to be granted by the FDA . . .based on submission of preclinical data generated on a prevention model[.]” Please revise here, and elsewhere, where applicable, to clarify who submitted this request, when it was submitted and the reasons FDA provided for not approving the designation.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 43 which includes additional information regarding ZyVersa’s orphan drug request.

Risks Related to Ownership of Combined Entity Common Stock and this Business Combination

Comment 9:

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 73 of the Registration Statement.

Insiders will continue to have substantial influence over the Combined Entity after the Closing which could limit …

Comment 10:

We note that this risk factor appears internally inconsistent. In this regard, the first paragraph assumes maximum redemptions while the last paragraph assumes no public redemptions. Please reconcile or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 77.

September 27, 2022

The Proposed Charter will provide, subject to limited exceptions, that the Court of Chancery will be the sole and exclusive forum …

Comment 11:

Please revise to include the risks that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 78.

The Business Combination Agreement

Background of the Business Combination

Comment 12:

We note your disclosure on page 103 that during January 2022 “Larkspur worked with A.G.P./Alliance Global Partners, the underwriter in Larkspur’s initial public offering, to get their understanding of ZyVersa.” Please disclose whether, in addition to serving as Larkspur’s underwriter, A.G.P./Alliance Global Partners served in any formal or informal advisor capacity and clarify its role in the business combination process.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 103.

Comment 13:

Please revise the disclosure on page 103 to identify the material terms of the letter of intent proposal, including any material terms that differed from the February 3rd term sheet.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103.

Comment 14:

We note that the transaction consideration was provisionally valued at $130 million in February 2022, but by June 2022, “based upon a decline in the market conditions and market feedback, Larkspur and ZyVersa agreed to revise the transaction consideration to $85 million.” Please briefly disclose the market conditions and market feedback that led to this decrease in value. In this regard, we note that the Business Combination Agreement was revised multiple times during the pendency of the business combination. If these revisions included changes to the consideration amount, please so specify.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 106.

September 27, 2022

Comment 15:

Please revise the Background section to clarify the due diligence that Larkspur conducted. In this regard, we note numerous general references to due diligence but it is unclear what aspects of ZyVersa business and/or issues were the most significant from Larkspur’s perspective.

Response:

In response to the Staff’s comment, the Company revised the disclosure on pages 103 and 104.

Recommendation of the Larkspur Health Acquisition Corp. Board and Reasons for the Business Combination

Comment 16:

We note your disclosure on page 108 that ZyVersa has established a relationship with the University of Miami Miller School of Medicine to discover, in-license, develop, and commercialize therapeutics. Please revise to disclose the material terms of this arrangement. Please also file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. For additional guidance concerning oral contracts, please refer to Compliance Disclosure Interpretations, Regulation S-K, Q. 146.04.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on pages 108, and 203 and 204.

Opinion of Cassel Salpeter & Co., LLC

Comment 17:

We note your disclosure on page 117 that Cassel Salpeter & Co., LLC reviewed ZyVersa’s projections for the years ending December 31, 2022, 2023 and 2024 and your disclosure on page 118 that Cassel Salpeter used and relied upon the Projections for purposes of its analyses and opinion. Please disclose these projections and any “other internal financial information” upon which Cassel Salpeter & Co. relied to render its fairness opinion.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 117.

September 27, 2022

Comment 18:

We note that Cassel Salpeter conducted: (1) a selected companies analysis; (2) a selected transactions analysis; and (3) a selected initial public offering/reverse merger analysis and that, for each analysis, Cassel Salpeter utilized data that it “deemed relevant.” Please disclose the criteria it used to determine relevance. Additionally:

●	for the selected companies analysis, denote which of the selected companies had “Less Than $10,000 2023 E Revenue.”
●	for the selected transactions analysis, disclose the resulting high, low, mean and median financial data;
●	for the selected IPO/reverse merger analysis, denote which of the selected transactions occurred “prior to Phase I trials.”

Response:

In response to the Staff’s comment, the requested disclosure has been added on pages 117 and 119-121.

Proposal No. 2 – The Charter Proposal

Comment 19:

Please revise to include Annexes B and C with highlighted changes. With regard to Proposal 2 and with reference to Rule 14a-4(a)(3), please provide holders with an opportunity to express a view with respect to each of the amended supermajority voting provisions contained in the proposed charter.

Response:

In response to the Staff’s comment, the Company has revised Proposal 2 on pages 147 to 148 to include three separate proposals in order to give shareholders the opportunity to express separate views on each of the amended supermajority voting provisions, as well as the general amendments included in the Proposed Charter. Due to the differences in the structures & formatting of Larkspur’s current organizational documents and the Proposed Charter and Proposed Bylaws, redlines are not effective in demonstrating the changes between the two documents. However, the material changes in Annex B have been summarized in the body of Proposal 2 on page 147, and the material changes in Annex C have been summarized in the body of Proposal 3 on pages 149 and 150.

Unaudited Pro Forma Condensed Combined Financial Information

Comment 20:

Adjustment 4(d) reflects an issuance of $7 million of Series A preferred stock whereas disclosures elsewhere, including on page 31, indicate an issuance of $23.2 million of which $16.2 million will be used to settle certain liabilities and transaction costs. It is not clear why the $23.2 million is not reflected as the issuance amount in the pro forma financial information with additional adjustments to show the payments made to settle liabilities and transaction costs. Please advise or revise as necessary.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 171.

Comment 21:

Regarding adjustment 4(g), it is not clear why the adjustment does not also impact APIC. Please advise or revise as necessary.

Response:

In response to the Staff’s comment, the Company notes that the recapitalization is a stock for stock exchange with the only impact being a change in the par value of common stock.

September 27, 2022

Comment 22:

Your disclosures on page F-25 indicate that redemptions cannot cause the Company’s net tangible assets to fall below $ 5,000,001. Please help us understand what consideration was given to this in the maximum redemption scenario.

Response:

In response to the Staff’s comment, the pro formas on page 167 have been updated to reflect $5 million in equity after giving effect to the maximum redemption.

Comment 23:

It is not clear why the pro forma statement of operation for the year ended December 31, 2021 does not appear to reflect the transaction costs discussed in note 4(c). We remind you of the updated guidance in Article 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release 33-10786 which includes guidance regarding the inclusion of transaction accounting adjustments for nonrecurring items. Please advise or revise as necessary.

Response:

In response to the Staff’s comment, the Company notes that ZyVersa costs have been capitalized as offering costs under the reverse recapitalization model. Larkspur costs have been adjusted in the statements of operations.

Comment 24:

We note your disclosures on page F-57 regarding the Series A Preferred Stock being convertible in certain situations including the closing of a transaction with a special purpose acquisition company (“SPAC”) listed on the Nasdaq Stock Market in which the Company would become a wholly owned subsidiary of the SPAC. Please address what consideration was given to these terms in determining how to reflect the Series A Preferred Stock in your pro forma financial information.

Response:

The Series A Preferred Stock conversion feature was considered in preparing the pro formas. However, as the pro formas are presented in thousands, the conversion from preferred stock to common stock does not result in an adjustment to the presented balances.

Comment 25:

In regards to the new Series A Convertible Preferred Stock Financing addressed in adjustment 4(d), please expand your disclosures to discuss any redemption terms and correspondingly how you determined these shares should be classified in equity pursuant to ASC 480.

Response:

In response to the Staff’s comment, the footnote on page 171 has been updated to provide analysis regarding the equity treatment for the preferred stock.

Legal Proceedings

Comment 26:

Your disclosures on page 177 indicate that there is a risk factor section titled “Risk Factors — Risks Related to the Company — ZyVersa is subject to claims and lawsuits relating to intellectual property and other related matters, which could materially adversely affect ZyVersa’s reputation, business and financial condition...” It is not clear where this risk factor section is provided. Please also address your consideration of the disclosures required by ASC 450-10-50 regarding any open legal matters.

Response:

The Company respectfully acknowledges the Staff’s comment and has deleted the cross reference to the risk factor on page 177 as such risk factor was not included in the prospectus. The Company has considered its disclosure obligations with respect to material litigation and contingencies and it advises the Staff that at this time it has nothing further to disclose in the prospectus or include in its financial statements.

September 27, 2022

Information About ZyVersa

Our Pipeline

Comment 27:

With reference to your disclosure on page 184, please revise the pipeline table on page 186 so that it does not appear that you have conducted a Phase 1 trial for your lead candidate. Also, add disclosure by footnote to clarify how the pre-clinical stage differs from the development stage.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the Company has amended ZyVersa’s pipeline table on page 187 and the Company has included the requested footnote disclosure.

VAR 200 Opportunity

Comment 28:

We note your disclosure that focal segmental glomerulosclerosis and Alport Syndrome are orphan indications. Please balance this disclosure with a statement that the FDA has not yet granted orphan drug designation to VAR 200 in either indication.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on page 201 to include the requested statement regarding orphan drug status.

Strategic Alliances and Arrangements

Comment 29:

Please file your license agreements with L&F Research LLC and InflamaCORE, LLC as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file these agreements. Moreover, provide disclosure about any termination provisions found in these license agreements and quantify obligations that you agreed to pay to InflamaCORE for its Selexis license. If either of these agreements are sub-licensed from the University of Miami, please so specify. We note disclosure to this effect on pages 112 and 113.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms for the Staff that it will file the L&F License Agreement and the InflamaCORE License Agreement in a future amendment to the registration statement. The Company further advises the Staff that it has amended its disclosure on pages 113, 204 and 205 to add the requested disclosures.

September 27, 2022

Intellectual Property

Comment 30:

Please revise your discussion of the intellectual property connected to the license agreements to: (1) disclose the type of patent protection in the L&F License Agreement and (2) specify the jurisdiction of the “selected foreign countries” for the patent rights in both license agreements. Additionally, ensure that the related patent disclosure connected to these licenses on pages 112 and 113 is aligned with the disclosure on this page.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on pages 113 and 206 to include the requested information regarding ZyVersa’s intellectual property.

Comment 31:

We note your disclosure on page 205 that you “have issued patents[.]” Please clarify whether ZyVersa has any material patents or patent applications outside of those connected to the L&F or InflamaCORE License Agreements. If so, revise your disclosure to include the specific products or technologies to which the patents relate, the type of patent protection obtained (composition of matter, use or process), the jurisdiction of the patents, and the expiration year

Response:

The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on page 207 to include the requested information regarding ZyVersa’s intellectual property.

Management of the Combined Entity Following the Business Combination

Comment 32:

For each director and executive officer, please revise your disclosure to include the specific experience, qualifications, attributes or skills which led the board to conclude that such person should serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to include the specific experience, qualifications, attributes or skills which led the board to conclude that such person is qualified to serve as a director of the Company on pages 245 to 247.

September 27, 2022

Beneficial Ownership

Comment 33:

Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by the entities affiliated with INCON Co., Ltd.

Response:

The Company respectfully acknowledge the Staff’s comment and has added the requested disclosure on page 255, in footnote 15.

Certain Relationships and Related Party Transactions

Comment 34:

Please file your option agreement with the Brio Financial Group as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file this agreement.

Response:

The Company does not have an option agreement with the Brio Financial Group. The Company does not consider the Brio Agreement to be material because of the amount of compensation Brio Financial is to receive under the Brio Agreement.

ZyVersa Related Person Transactions

Comment 35:

Please file these agreements exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file them:

●	2021 Promissory Notes;
●	Master License Agreement with Incon, Ltd.;
●	2016 Registration Rights Agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the above agreements are material agreements to ZyVersa. The 2021 Promissory Notes will automatically convert into common equity of the combined company at the closing of the Business Combination, and there will be no 2021 Promissory Notes outstanding after the Business Combination. Likewise, the 2016 Registration Rights Agreement will automatically terminate at the closing of the Business Combination. The Company further advises the Staff that no Master License Agreement was ever entered into with Incon, Ltd., and we have deleted such reference.

September 27, 2022

Note 4. Note Receivable

Comment 36:

Please tell us the accounting basis for classifying the L&F Note as a contra-liability against the milestone payments included in accrued expenses rather than as a reduction of stockholders’ equity. Tell us your consideration of ASC 505-10-45-2 and SAB Topics 4E and 4G.

Response:

In response to the Staff’s comment, the Company offers the following summary of ZyVersa’s considerations in determining the accounting for the L&F Note:

On January 9, 2020, ZyVersa became obligated to pay L&F Research $1,500,000 of milestone payments, pursuant to a license agreement between the parties. Subsequently, on December 13, 2020, L&F Research elected to exercise its warrant to purchase 351,579 shares of ZyVersa’s common stock for the aggregate exercise price of $351,579.  L&F Research did not have sufficient cash to fund the aggregate exercise price as a result of ZyVersa not yet paying the required milestone payment due to a lack of liquidity. As a result, ZyVersa agreed to permit L&F Research to issue the L&F Note to ZyVersa in the amount of $351,579 in satisfaction of the obligation to pay the aggregate exercise price.  The Company considered the guidance in ASC 505-10-45-2, SAB Topics 4E, 4G, and ASC 210-20 Offsetting in assessing the appropriate accounting and reporting associated with the L&F Note. ASC 505-10-45-2 states that recording a note received as consideration of equity issued is generally not appropriate, except in circumstances in which there is substantial evidence of the ability and intent to pay the note within a reasonably short period of time and further states such notes may be recorded as assets if collected in cash before the financial statements are issued. SAB Topic E similarly states a receivable for equity issued would not be deducted from equity if the receivable was paid in cash prior to the issuance of the financial statements. The Company observes that while the L&F Note was not physically settled in cash prior to the issuance of the financial statements, it was effectively settled. In reaching this conclusion, the Company considered the commercial substance and overall contractual agreements between ZyVersa and L&F Research which afford both parties the legal right to set-off the milestone liability owed by the Company to L&F Research with the L&F Note receivable to the Company. The Company further considered the guidance in ASC 210-20-45-1 noting that criteria (a) thorough (d) were met because: i) the amounts owed by and to the Company are determinable, ii) the Company has a legal right to set off the milestone liability owed to L&F Research by the amount of the L&F Note due to the Company, and iii) the set off right is enforceable by law. Furthermore, because the Company intends to set off the amounts owed for the milestone liability by the L&F Note, the Company presented the milestone liability net pursuant to ASC 210-20-45-2 in its balance sheets as of December 31, 2021 and 2020 and during the subsequent interim periods. The Company will supplementally provide the disclosure required by ASC 210-20-50-5 in Note 4 of the December 31, 2021 financial statements.

Put Option

Comment 37:

Regarding the redeemable common stock, please provide the disclosures required by ASC 480-10-S99 including a description of the accounting method used to adjust the redemption amount.

Response:

In response to the Staff’s comment, the Company notes that ASC 480-10-S99 requires disclosure of (a) the term of redemption; (b) five-year maturity data; and (c) changes in these securities (in a separate note to the financial statements).  The term of redemption has already been disclosed in Note 10 to the December 31, 2021 financials, under the section heading titled “Put Option.” Five-year maturity data is not applicable, since there are no set redemption dates. L&F Research may exercise its option prior to the expiration date of the option. To date, there have been no changes in these securities, so ZyVersa respectfully advises the Staff that it believes no such disclosure is needed.  Finally, the common stock is redeemable at a fixed price, so there will be no adjustment to the redemption amount. Accordingly, the Company respectfully advises the Staff that due to the lack of any adjustment, disclosure of the accounting method for adjustments is unnecessary.  If the Put Option expires without being exercised, the redeemable common stock will be reclassified to permanent equity.

Financial Statements ZyVersa Therapeutics, Inc.

Note 9. Stockholders Deficiency

Series A Preferred Stock Financing

Comment 38:

You determined that the Deemed Liquidation Events were within the control of the Company and, therefore, the Series A Preferred Stock should be classified as permanent equity. Please disclose the types of deemed liquidation events you considered pursuant to ASC 480-10-S99-3A-3.f, as well as please confirm these deemed liquidation events result in all of the holders of equally and more subordinated equity instruments of the entity being entitled to also receive the same form of consideration.

September 27, 2022

Response:

In response to the Staff’s comment, the Deemed Liquidation Events we considered were those that were defined in the Series A Preferred Stock Designation as (a) a merger or consolidation in which ZyVersa or a subsidiary thereof is a constituent party which results in a change-of-control (a “Merger Event”); or (b) the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of ZyVersa (a “Disposition Event”). Our conclusion that the Series A Preferred Stock should be classified as permanent equity was not pursuant to the limited exception discussed at ASC 480-10-S99-3A-3.f. Accordingly, while we observe that the holders of equally and more subordinated equity instruments of the entity are not entitled to receive the same form of consideration as the Series A Preferred Stock holders if there is Deemed Liquidation Event, such observation is not relevant to our conclusion.

ASC 480-10-S99-3A-4 suggests that redemption features that are solely within the control of the issuer are permitted to be classified as permanent equity. In fact, ASC 480-10-S99-3A-10 provides a specific example in which a Disposition Event does not result in temporary equity classification so long as “the preferred stockholders cannot trigger or otherwise require the sale of the assets through representation on the board of directors, or through other rights….”. In addition, ASC 480-10-S99-3A-11 provides a specific example in which a Merger Event does not result in temporary equity classification, so long as (a) a Merger Event requires the approval of the board of directors pursuant to state law; and (b) “the preferred stockholders cannot control the vote of the board of directors through direct representation or through other rights….”.

The Company determined that the Series A Preferred Stock should be classified as permanent equity because the Deemed Liquidation Events met the criteria discussed in the paragraph above, including (a) the ZyVersa preferred stockholders cannot control the vote of the board of directors; and (b) the requirement that a Merger Event requires approval of the board of directors pursuant to state law. Chapter 607, Section 1101 of the 2018 Florida Statutes states that “one or more corporations may merge into another corporation if the board of directors of each corporation adopts and its shareholders (if required by s. 607.1103) approve a plan of merger.” Chapter 607, Section 1202 of the 2018 Florida Statutes states that “a corporation may sell, lease, exchange, or otherwise dispose of all, or substantially all, of its property…….but only if the board of directors proposes and its shareholders approve the proposed transaction.”

General

Comment 39:

We note that A.G.P./Alliance Global Partners was the underwriter for Larkspur’s initial public offering and that Larkspur worked with A.G.P/Alliance Global Partners “to get their understanding of ZyVersa.” We also note that BTIG, LLC and Noble Capital Markets provided advisory services to ZyVersa. We further note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of these institutions about them ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, disclose whether any other financial advisor served the parties, or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that other than as disclosed, there are no additional financial advisors to Larkspur or ZyVersa in connection with the Business Combination and neither the Company nor ZyVersa have received notice from any such advisor(s) that it does not plan to participate in the transaction. All advisory fees disclosed in the prospectus are expected to be payable pursuant to the terms disclosed in the prospectus.

Sincerely,

ALSTON & BIRD LLP

/s/ Matthew W. Mamak, Esq.

Matthew W. Mamak, Esq.